FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November, 2002

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

EXHIBITS

Exhibit 1

Press Release dated November 12, 2002

Exhibit 2

Press Release dated November 19, 2002

Exhibit 3

Material Change Report Dated November 12, 2002

Exhibit 4

Material Change Report Dated November 19, 2002

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For Immediate Release	Tuesday, November 12, 2002
Calgary, Alberta	(BEC - TSE)

BelAir Energy Corporation Updates Drilling Operations in Turin and Peco

CALGARY, Alberta (November 12, 2002) - BelAir Energy Corporation ("BelAir") (BEC: TSE) announced today that it has commenced its fall drilling program and has recently completed its first two wells in Turin, while it is evaluating its deep gas test at Peco.

BelAir has a 100% working interest in the first Turin well which is expected to produce approximately 200 barrels of oil equivalent per day commencing mid November 2002. The second Turin well has been put on production and is producing 150 boepd.  BelAir has a 50% interest in this well.

 In conjunction with the tie-in of these wells, BelAir plans to expand the capacity of its Turin facility to accommodate the increase in production.  Based on these encouraging results, the Company has defined eight additional locations in Turin which will be drilled in 2003.  Turin is a core producing area for BelAir.

At Peco, BelAir has completed the drilling of its deep Nisku natural gas prospect.  Although the well penetrated the Nisku formation, there was a lack of porosity in the formation.  BelAir and its partners are encouraged by and will be evaluating the uphole potential in the wellbore behind intermediate casing.  BelAir has a 25% interest in this well.

Drilling is about to commence on three additional exploratory wells in the Strachan and Kakwa areas, as well as on two development wells at Doris, in Alberta.  These wells will be completed prior to year end.

Based in Calgary, BelAir is involved in the exploration and exploitation of petroleum reserves in western Canada.  BelAir is listed on The Toronto Stock Exchange and trades under the symbol "BEC". BelAir also trades on the OTCBB in the U.S. under the symbol "BAENF".

For additional information on BelAir Energy Corporation, please contact:

Vic Luhowy	Ken MacRitchie
President and Chief Executive Officer	Vice President and Chief Financial Officer
Tel: (403) 265-1411	(403) 265-1411
Fax:(403) 265-7571	(403) 263-8119
E-mail: vluhowy@belairenergy.com	kmacritchie@belairenergy.com

Website: www.belairenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  This news release may contain forward-looking information.  Actual future results may differ materially from those contemplated.  The risks, uncertainties, and other factors that could influence actual results are described in documents filed with regulatory authorities.

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For Immediate Release	Tuesday November 19, 2002
Calgary, Alberta	(BEC - TS X )

BelAir Energy Corporation Announces Financial Results for Third Quarter and Nine Months of 2002

CALGARY, Alberta (November 19, 2002) - BelAir Energy Corporation (BEC: TSX) announced its results today for the three months and nine months periods ended September 30, 2002.

Results for the period ended September 30, 2002 include:

*

Production averaged 1,983 barrels of oil equivalent per day ("boepd", 6:1 natural gas to oil conversion ratio), compared to average production of 2,332 boepd during the third quarter of 2001.

*

During the nine month period, production averaged 2,717 boepd compared to 2,508 boepd for the same time period of 2001.

*

Cash flow for the nine months ended September 30, 2002 was $4.8 million or $0.18 per share compared to cash flow of $12.8 million or $0.88 per share for the same period of 2001.

*

Net loss for the nine months of September 2002 was $25.2 million or ($0.94) per share (this amount includes a ceiling test write down of $23 million, net of a future tax reduction of $15.4 million, booked in the second quarter of 2002) compared to net earnings of $4.3 million or $0.30 per share for the same period of 2001.

In the nine months ended September 30, 2002, BelAir participated in the drilling of 6 gross (1.68 net) wells resulting in 4 gross (0.95 net) natural gas wells and 2 gross (0.73 net) abandonments. In addition, 4 wells were drilled on lands farmed out from BelAir.

	Three Months ended September 30			Nine Months ended September 30
	2002	2001	% change	2002	2001	% change

Gross Revenue	$4,178,620	$4,923,019	-15%	$16,887,816	$26,581,480	-36%
Funds from Operations	$1,178,590	$1,448,573	-19%	$4,779,662	$12,783,329	-63%
Cash Flow per Share-basic	$0.04	$0.10	-60%	$0.18	$0.88	-80%
Cash Flow per Share-diluted	$0.04	$0.10	-60%	$0.18	$0.85	-79%
Net Earnings (loss)	($293,508)	$(241,852)	21%	($25,240,219)	$4,328,945	-683%
Net Earnings per Share-basic	($0.01)	$(0.02)	-50%	($0.94)	$0.30	-413%
Net Earnings per Share- diluted	($0.01)	$(0.02)	-50%	($0.94)	$0.29	-424%
Weighted Average Common Shares
Basic	27,161,613	14,619,673	86%	26,801,489	14,589,065	84%
Diluted	27,161,613	14,978,793	81%	26,801,489	15,104,207	77%
Average Daily Production
Natural Gas (mcfpd)	9,509	11,301	-16%	12,656	12,338	3%
Oil (bpd)	295	275	7%	460	275	67%
NGLs (bpd)	103	173	-40%	147	174	-16%
Average daily oil equivalent production	1,983	2,332	-15%	2,717	2,508	8%
Average blended price per boe	$22.91	$22.95	0%	$22.77	$38.87	-41%
Net Debt	$18,226,643	$22,282,028	-18%	$18,226,643	$22,282,028	-18%

The third quarter of 2002 financial results reflect the efforts of BelAir to bring its balance sheet back into a stronger position by reducing its net debt from $32 million at the end of the first quarter of 2002 to $18.2 million at the end of the third quarter 2002.  BelAir accomplished this by reducing capital expenditures over the past two quarters, selling non-core assets that produced 650 boepd for $10.8 million and raising $5.5 million in equity.  These actions have enabled BelAir to resume its drilling program and increase production during the fourth quarter of 2002.  This program has already resulted in two successful wells that will add 350 boepd of production at BelAir's core property of Turin in southern Alberta.  In addition, the exploratory well in Peco in western Alberta has been drilled, cased and will be completed and evaluated before year-end.   BelAir will be drilling an additional 5 wells (2.8 net) prior to year-end.

 "We have successfully restructured our balance sheet and we are back on the growth path."  said Vic Luhowy, President of BelAir. "The drilling successes at Turin will be followed up with further development drilling during 2003.  This winter, we will be focusing on drilling our exploratory prospects in northwestern Alberta and northeastern BC that can only be accessed during the winter season.  We will be expanding our Doris project that is also only accessible during the winter.   In addition to the 5 wells yet to be drilled before the end of 2002, we plan to drill 11 wells (4.3 net) before spring break-up which will provide us the basis for growth during 2003."

Based in Calgary, BelAir is involved in the exploration and exploitation of petroleum reserves in Western Canada.  BelAir is listed on The Toronto Stock Exchange and trades under the symbol "BEC".

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Financial Statements for the three months and nine months ended

September 30, 2002

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Notes to Financials - September 30, 2002

Nine Months ended September 30, 2002 (unaudited)

The interim financial statements of BelAir have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2001, except as noted below.  The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2001.

Note 1: SIGNIFICANT ACCOUNTING POLICIES

Effective January 1, 2002, the Company has prospectively adopted the new accounting policies with respect to accounting for stock options.  The intrinsic value based method of accounting for stock options has been applied to options granted during the first and second quarters of 2002.  In accordance with the Company's share option plans, these options have an exercise price equal to the market price at the date of the grant.  As these options were granted to employees, no compensation cost has been recognized for stock options in the financial statements.

Note 2: BANK LOAN

BelAir has a financing commitment with a chartered bank for a revolving demand production loan in the amount of $25 million.  The facility bears interest at bank rate plus one percent and is secured by a $50 million first floating debenture and a general securities agreement.  At September 30, 2002 in the normal course of business, BelAir has issued letters of credit to industry partners or trade suppliers in the amount of $707,500.  These letters of credit reduce the amount of available line that can be drawn under our revolving demand production loan.

As a result of accounting guidelines implemented on January 1, 2002, BelAir's debt at September 30, 2002 has been classified as a current obligation.

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Note 3: SHARE CAPITAL

	Number of Shares	Amount
Balance, December 31, 2001	26,586,999	$50,839,279
Stock options exercised	58,779	114,547
Shares repurchased and cancelled	(100,600)	(191,064)
Shares Issued	2,750,000	2,612,500
Flow Through Shares Issued	2,750,000	2,750,000
Share issuance costs		(437,214)
Tax effect of share issue costs		187,775
Tax effect of flow through shares		(1,171,500)
Balance, September 30, 2002	32,045,178	$54,704,323
Warrants Issued	1,375,000	137,500
Total		$54,841,823

Flow-through shares and Warrants;

In September, 2002 the Corporation issued 2,750,000 shares for proceeds before issue costs, of $2,750,000.  The future tax adjustment of the flow-through shares of $1,171,500 has been recorded to future tax liability.  The Corporation has a commitment to renounce $2,750,000 of income tax attributes associated with oil and gas exploratory and development activities by December 31, 2003.

In September, 2002 the Corporation issued 2,750,000 units for proceeds of $2,750,000.  Each unit consisted of one common share and one half warrant.  The warrants are exercisable at a price of $1.15 per warrant and expire on September 20, 2003.

Options

During 2002, the Company issued 5,000 options with an exercise price of $2.00, expiring March 14, 2012, 10,000 options with an exercise price of $1.93, expiring May 16, 2012 and 5,000 options with an exercise price of $1.18 that expire on August 16, 2012.  The total number of outstanding options at September 30, 2002 is 2,048,550. Had the Company followed the fair value method of accounting for these new options granted to employees in the nine months ended September 30, 2002, the net loss and net loss per share would not have materially changed from those reported.  As a result of the takeover of Tikal Energy Corp. options held by Tikal employees, officers, directors and contractors were rolled over into a new BelAir / Tikal option plan.  There are 30,004 options remaining under this plan with a average remaining contractual life of  .14 years.

Note 4: FINANCIAL INSTRUMENTS

The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Corporation sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains or losses on the contracts are offset by changes in the value of the corporations production.

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As at September 30, 2002, the corporation had fixed the price applicable to future production as follows:

Year	Time Period	Commodity	Type of Contract	Quantity Contracted	Contracted Price
2002	Apr. 1, 2002 - Oct. 31, 2002	Natural Gas	Physical	2,500 G.J. per day	$4.05 per G.J.
2002	May 1, 2002 - Apr. 30, 2003	Crude Oil	Physical	100 barrels /day	$25.88 U.S $ per barrel
2002	May 1, 2002 - Mar. 31, 2003	Natural Gas	Financial (costless collar)	2,500 G.J. per day	$4.00 floor $6.40 ceiling
2002	Nov. 1, 2002 - Oct. 31, 2003	Natural Gas	Financial (costless collar)	2,500 G.J. per day	$4.50 floor $6.20 ceiling

The amount that BelAir would receive if the contracts were terminated at September 30, 2002 is $146,000.

Note 5:  PROPERTY PLANT AND EQUIPMENT

The net book value of petroleum and natural gas properties at June 30, 2002 exceeded the net recoverable amount calculated under the full cost accounting guidelines by $23.0 million, which is net of a future tax reduction of $15.4 million.  The Corporation used a price of $3.01 per mcf for natural gas and $32.82 Cdn. per barrel for crude oil being the corporate price at June 30, 2002.  The ceiling test is a cost recovery test and is not intended to result in an estimate of fair value.

At September 30, 2002, the net recoverable value of petroleum and natural gas properties calculated under the full cost accounting guidelines exceeded the net book value.

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FORM 27

MATERIAL CHANGE REPORT

Section 118(1) of the Securities Act (Alberta)

Item 1.

Reporting Issuer:

BelAir Energy Corporation ("BelAir")

400, 777 - 8th Avenue S.W.

Calgary, Alberta  T2P 3R5

Item 2.

Date of Material Change:

November 12, 2002.

Item 3.

News Release:

A press release reporting the material change was issued by BelAir on November 12, 2002 via CCN Matthews.

Item 4.

Summary of Material Change:

BelAir announced that it has recently completed its first two wells in Turin, and is evaluating its deep gas test at Peco.

Item 5.

Full Description of Material Change:

BelAir announced that it has recently completed its first two wells in Turin.  BelAir has a 100% working interest in the first Turin well which is expected to produce approximately 200 barrels of oil equivalent per day commencing mid November 2002. The second Turin well has been put on production and is producing 150 boepd.  BelAir has a 50% interest in this well.  In conjunction with the tie-in of these wells, BelAir plans to expand the capacity of its Turin facility to accommodate the increase in production.  Based on these encouraging results, the Company has defined eight additional locations in Turin which will be drilled in 2003.  Turin is a core producing area for BelAir.

At Peco, BelAir has completed the drilling of its deep Nisku natural gas prospect.  Although the well penetrated the Nisku formation, there was a lack of porosity in the formation.  BelAir and its partners are encouraged by and will be evaluating the uphole potential in the wellbore behind intermediate casing.  BelAir has a 25% interest in this well. Drilling is about to commence on three additional exploratory wells in the Strachan and Kakwa areas, as well as on two development wells at Doris, in Alberta.  These wells will be completed prior to year-end.

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Item 6.

Reliance on Section 118(2) of the Securities Act:

Not applicable.

Item 7.

Omitted Information:

Not applicable.

Item 8.

Senior Officer:

Ross O. Drysdale, Corporate Secretary
Telephone:  (403) 444-9387

Item 9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED November 18, 2002 at Calgary, Alberta.

BELAIR ENERGY CORPORATION
By:
Ross O. Drysdale, Corporate Secretary

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FORM 27

MATERIAL CHANGE REPORT

Section 118(1) of the Securities Act (Alberta)

Item 1.

Reporting Issuer:

BelAir Energy Corporation ("BelAir")

400, 777 - 8th Avenue S.W.

Calgary, Alberta  T2P 3R5

Item 2.

Date of Material Change:

November 19, 2002.

Item 3.

News Release:

A press release reporting the material change was issued by BelAir on November 19, 2002 via CCN Matthews.

Item 4.

Summary of Material Change:

BelAir announced its financial results for the three months and nine months periods ended September 30, 2002.

Item 5.

Full Description of Material Change:

BelAir reported that production averaged 1,983 barrels of oil equivalent per day ("boepd", 6:1 natural gas to oil conversion ratio), compared to average production of 2,332 boepd during the third quarter of 2001.  During the nine month period, production averaged 2,717 boepd compared to 2,508 boepd for the same time period of 2001.  Cash flow for the nine months ended September 30, 2002 was $4.8 million or $0.18 per share compared to cash flow of $12.8 million or $0.88 per share for the same period of 2001.  Net loss for the nine months of September 2002 was $25.2 million or ($0.94) per share (this amount includes a ceiling test write down of $23 million, net of a future tax reduction of $15.4 million, booked in the second quarter of 2002) compared to net earnings of $4.3 million or $0.30 per share for the same period of 2001.

In the nine months ended September 30, 2002, BelAir participated in the drilling of 6 gross (1.68 net) wells resulting in 4 gross (0.95 net) natural gas wells and 2 gross (0.73 net) abandonments. In addition, 4 wells were drilled on lands farmed out from BelAir.

The of 2002 financial results for the quarter reflect the efforts of BelAir to bring its balance sheet back into a stronger position by reducing its net debt from $32 million at the end of the first quarter of 2002 to $18.2 million at the end of the third quarter 2002.  BelAir accomplished this by reducing capital expenditures over the past two quarters, selling non-core assets that produced 650 boepd for $10.8 million and raising $5.5 million in equity.  These actions have enabled BelAir to resume its drilling program and increase production during the fourth quarter of 2002.  This program has already resulted in two successful wells that will add 350 boepd of production at BelAir's core property of Turin in southern Alberta.  In addition, the exploratory well in Peco in western Alberta has been drilled, cased and will be completed and evaluated before year-end.   BelAir will be drilling an additional 5 wells (2.8 net) prior to year-end.

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Item 6.

Reliance on Section 118(2) of the Securities Act:

Not applicable.

Item 7.

Omitted Information:

Not applicable.

Item 8.

Senior Officer:

Ross O. Drysdale, Corporate Secretary
Telephone:  (403) 444-9387

Item 9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED November 25, 2002 at Calgary, Alberta.

BELAIR ENERGY CORPORATION
By:	signed "Ross Drysdale"
Ross O. Drysdale, Corporate Secretary

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	December 5, 2002